Mail Stop 6010

June 25, 2007

Mr. John P. Freeman
Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, PA 16415

      Re: **Spectrum Control, Inc.**
               Form 10-K for the Fiscal Year Ended November 30, 2006
               Form 10-Q for the Quarter Ended February 28, 2007
               File No. 000-08796

Dear Mr. Freeman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2006

Notes to Consolidated Financial Statements, page 39

Note 1. Summary of Significant Accounting Policies, page 39

-Equity-based Compensation, page 41

1.   We note that you use the Black Scholes model to determine the fair value of your stock
        options. Please revise your future filing to disclose how you determined the assumptions
        utilized with the model including your expected volatility. Refer to the guidance in
        paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Note 2. Acquisitions, page 43

2.   We note the disclosure on page 44 that the fair market value of the land, buildings and
        improvements related to your ATP acquisition were valued by an independent appraisal.
        We further note on page 50 that you obtained estimates for future probable environmental
        expenditures from consultants related to your purchase of land and manufacturing
        facilities from Murata Electronics North America. While in future filings management
        may elect to take full responsibility for valuing these aforementioned items, if you choose
        to continue to refer to the expert in any capacity, please revise future filings, beginning
        with your next 10-Q, to name the independent valuation firm. In addition, please note
        that if you intend to incorporate your Form 10-K by reference into any registration
        statement, you will be required to include the consent of the independent valuation firm
        as an exhibit to the registration statement.

Note 22. Reportable Operating Segments, page 57

3.   We note your disclosure of long-lived assets by geographic area. This disclosure should
        present tangible assets only and should not include intangibles. Refer to question 22 in
        the FASB Staff Implementation Guide to SFAS 131. Revise future filings as necessary.

Item 9A. Controls and Procedures, page 62

4.   We note your disclosure that your management, including [your] chief executive officer
        and chief financial officer, "concluded [your] disclosure controls and procedures were
        effective to ensure that information required to be disclosed by the company in the
        reports that it files or submits under the Exchange Act is recorded, processed,
        summarized, and reported within the time periods specified in the Commission's rules
        and forms." We further note your disclosure within your February 28, 2007 Form 10-Q
        that your chief executive officer and chief financial officer have concluded that the
        "company's disclosure controls and procedures are adequate and effective to ensure that
        material information relating to the company and its consolidated subsidiaries is made

know to them by others within those entities in a timely manner, particularly during the period in which this quarterly report on Form 10-Q was prepared, and no changes [were] required at this time." The language that is currently included after the words "effective" in your disclosures appear to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1 and 31.2

5.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 3(c), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)". We note similar omissions within your February 28, 2007 Form 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended February 28, 2007

-Item 4. Controls and Procedures

6.   It is unclear from your current disclosure as of what date your chief executive officer and chief financial officer evaluated the effectiveness of your disclosure controls and procedures. You should evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based upon the guidance in Item 307 of Regulation S-K. Please tell us and revise future filings to clearly disclose when you evaluated the effectiveness of your disclosure controls and procedures.

7.   We note your disclosure that there were "no changes in [your] internal controls or in other factors that could significantly affect [your] internal controls during the quarter ended February 28, 2007..." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please revise your future filings to correct the disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant